ALPINE SUMMIT ENERGY PARTNERS ANNOUNCES

REPAYMENT OF FIRST DEVELOPMENT PARTNERSHIP AND

CLOSING OF THIRD DEVELOPMENT PARTNERSHIP

Nashville, Tennessee and Vancouver, British Columbia - October 7, 2021 (Newsfile Corp.) - Alpine Summit Energy Partners, Inc. ("Alpine Summit" or the "Company") (TSXV: ALPS.U) is pleased to announce the successful repayment and reversion of the first development partnership ("DP1") that it formed during the first quarter of 2021, along with the concurrent closing of its third development partnership ("DP3").

DP1 funded the drilling and completion of five wells in the Giddings Field near Austin, TX and comprised a total capital program of US$21.3 million, with 60% funded by external partners. As part of the completion of the DP1 program, Alpine has retired liabilities of approximately US$15 million.

DP3 has an expanded capital program of approximately US$34.7 million, with approximately US$21 million of external development capital, and is expected to drill two natural gas wells in Webb County and three oil and natural gas wells near the Giddings Field.

Alpine Summit's Chief Executive Officer, Craig Perry, commented: "The DP1 results demonstrate the effectiveness of Alpine Summit's capital velocity strategy. The DP1 partners' capital was deployed directly to the wellhead, with five wells drilled and completed in a six-month timeframe. We look forward to continuing to execute on our business plan and expanding our development activity into South Texas with DP3."

One of the DP1 partners exercised the put right provided to such partners by DP1 regarding residual interests in their associated investment and, subject to the approval of the TSX Venture Exchange, elected to sell the remaining interest in DP1 for 339,372 Class B non-voting units of HB2 Origination, LLC (which are exchangeable on a one-for-one basis for Subordinate Voting Shares of the Company, having a deemed value of US$3.515 per unit, or a total of approximately US$1.2 million).

About Alpine Summit Energy Partners, Inc.

Alpine Summit is a U.S. based company that operates and develops oil and gas assets. For additional information on the Company, please visit www.alpinesummitenergy.com.

Further Information

For further information, please contact:

Chris Nilan, Senior Managing Director

Phone: 615.475.8320

Email: ir@alpsummit.com

Darren Moulds, Chief Financial Officer

Phone: 403.390.9260

Email: dmoulds@alpsummit.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Information and Statements

This news release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only Alpine Summit's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of Alpine Summit's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes", or the negative or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information and forward-looking statements contained herein may include, but are not limited to, statements regarding the DP3 drilling program and business expansion to South Texas and statements regarding the issuance of units on exercise of the put right.

By identifying such information and statements in this manner, Alpine Summit is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Alpine Summit to be materially different from those expressed or implied by such information and statements. In addition, in connection with the forward-looking information and forward-looking statements contained in this news release, Alpine Summit has made certain assumptions. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information and statements are the following: the potential impact of the consummation of the RTO on relationships, including with regulatory bodies, employees, suppliers, contractors and competitors; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation, including the policies of the TSX Venture Exchange. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Alpine Summit believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this news release are made as of the date of this news release, and Alpine Summit does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.